Envel, Inc.

Consolidated Financial Report

December 31, 2021 and 2020

Contents

Consolidated Financial Statements



aronson LLC
ASSURANCE | TAX | CONSULTING

111 Rockville Pike
Suite 600
Rockville, Maryland 20850

301.231.6200
301.231.7630
www.aronsonllc.com
info@aronsonllc.com

Independent Auditor's Report

To the Board of
Directors
Envel, Inc.
Boston, Massachusetts

Opinion

We have audited the accompanying consolidated financial statements of Envel, Inc. and Subsidiary, which comprise the Consolidated Balance Sheets as of December 31, 2021 and 2020, and the related Consolidated Statements of Operations, Stockholders' Equity (Deficit), and Cash Flows for the years then ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Envel, Inc. and Subsidiary as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Envel, Inc. and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Envel, Inc. and Subsidiary's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would

Independent Auditor's Report (continued)

influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Envel, Inc. and Subsidiary's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Envel, Inc. and Subsidiary's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Aronson LLC

Rockville, Maryland
April 22, 2022

Certified Public Accountants & Management Consultants   2

Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

111 Rockville Pike | Suite 600 | Rockville, Maryland 20850 | ☎ 301.231.6200 | 🖨 301.231.7630 | www.aronsonllc.com | info@aronsonllc.com

Envel, Inc. and Subsidiary

Consolidated Balance Sheets
December 31, 2021 And 2020

	2021	2020
Assets		
Cash & Cash Equivalents	$ 1,191,033	$ 541,790
Other Receivable	10,679	-
Due from Employees	280	280
Prepaid Assets	53,746	6,933
Total Current Assets	1,255,738	549,003
Property and Equipment	43,955	47,163
Total Assets	$ 1,299,693	$ 596,166
Liabilities		
Accounts Payable and Accrued Expenses	$ 520,928	$ 164,920
Convertible Notes Payable - Short Term	-	955,647
Stock Redemption Payable - Short Term	41,250	82,500
Total Current Liabilities	562,178	1,203,067
Convertible Notes Payable, Net of Short Term	-	2,024,636
Stock Redemption Payable, Net of Short Term	-	61,875
Total Liabilities	562,178	3,289,578
Stockholders' Equity (Deficit)		
Common Stock	74	72
Preferred Stock	55,894	-
Additional Paid in Capital	8,257,314	149,814
Accumulated Deficit	(7,575,767)	(2,843,298)
Total Stockholders' Equity (Deficit)	737,515	(2,693,412)
Total Liabilities and Stockholders' Equity (Deficit)	$ 1,299,693	$ 596,166

The accompanying Notes to the Consolidated Financial Statements are an integral part of these Financial Statements

Envel, Inc. and Subsidiary

Consolidated Statements Of Operations
Years Ended December 31, 2021 And 2020

	2021	2020
Net Revenue	$ 31,167	$ (1,710)
Operating Expenses		
Labor and Contractors	2,336,198	1,270,640
Banking Partners	831,973	445,822
Legal & Professional Services	278,667	99,756
Debit Card & Data Purchases	109,492	58,795
Travel, Meals & Entertainment	34,170	41,063
Advertising & Marketing	509,990	30,799
Other General & Administrative	482,872	82,515
Depreciation Expense	24,795	10,546
Total Operating Expenses	4,608,157	2,039,936
Operating Loss	**(4,576,990)**	(2,041,646)
Interest Expense, Net	**(155,479)**	(91,009)
Net Loss	**$ (4,732,469)**	**$ (2,132,655)**

The accompanying Notes to the Consolidated Financial Statements are an integral part of these Financial Statements

Envel, Inc. and Subsidiary

Consolidated Statements Of Stockholders' Equity
Years Ended December 31, 2021 And 2020

	Common Stock	Preferred Stock	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2019	$ 77	$ -	$ 145,004	$ (710,643)	$ (565,562)
Shares Repurchased	(7)	-	(174,993)	-	(175,000)
Stock Based Compensation	2	-	179,803	-	179,805
Net Loss	-	-	-	(2,132,655)	(2,132,655)
Balance as of December 31, 2020	72	-	149,814	(2,843,298)	(2,693,412)
Convertible Notes Converted to Preferred Stock	-	41,524	4,945,488	-	4,987,012
Preferred Stock Issued	-	14,370	2,639,494	-	2,653,864
Nonvoting Common Stock Issued	2	-	393,917	-	393,919
Stock Based Compensation	-	-	128,601	-	128,601
Net Loss	-	-	-	(4,732,469)	(4,732,469)
Balance as of December 31, 2021	$ 74	$ 55,894	$8,257,314	$(7,575,767)	$ 737,515

The accompanying Notes to the Consolidated Financial Statements are an integral part of these Financial Statements

Envel, Inc. and Subsidiary

Consolidated Statements Of Cash Flows
Years Ended December 31, 2021 And 2020

	2021	2020
Net Loss	$(4,732,469)	$(2,132,655)
Cash Flows From Operating Activities		
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation Expense	24,795	10,547
Accrued Interest	155,665	94,741
Stock Based Compensation	128,601	179,805
Increase/ Decrease In		
Other Receivable	(10,679)	-
Prepaid Assets	(47,369)	(6,933)
Accounts Payable and Accrued Expenses	356,008	77,085
Net cash used in operating activities	(4,125,448)	(1,777,410)
Purchase of Equipment	(21,236)	(48,142)
Net cash used in investing activities	(21,236)	(48,142)
Payment for Stock Redemption Payable	(103,125)	(30,625)
Convertible Notes Issued	1,851,269	1,975,000
Preferred Stock Issued	2,653,864	-
Non-Voting Common Stock Issued	393,919	-
Net cash provided by financing activities	4,795,927	1,944,375
Net cash and cash equivalents increase for period	649,243	118,823
Cash and Cash Equivalents at the beginning of the period	541,790	422,967
Cash and Cash Equivalents at the end of the period	$ 1,191,033	$ 541,790
Non Cash Financing Activities		
Convertible Notes Converted to Preferred Stock	$ 4,987,012	$ -
Stock Redemption Payable	$ -	$ 175,000

The accompanying Notes to the Consolidated Financial Statements are an integral part of these Financial Statements

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Note 1. Nature of Business And Significant Accounting Policies

Nature of business: Envel, Inc. (the Company) was founded in February 2017, and is a financial technology company that leverages Artificial Intelligence (AI) to manage customer's finances. Its subsidiary, Envel Investments LLC, was founded in October 2021 as a planned Registered Investment Advisor and had no activity in 2021.The Company has full ownership of its subsidiary and there are not any minority interests. All amounts reported are on a consolidated basis. The Company offers a downloadable application that enables users to create bank accounts through its banking partners and uses its software to manage money. The Company launched its product into both the Apple and Google Play stores in October 2020. Revenue is generated from interest margins on deposits and debit card interchange fees. The Company's principal operations are in Boston, Massachusetts.

A summary of the Company's significant accounting policies follows:

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Envel Inc. and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Banking Partners: Cost consists primarily of one software vendor associated with the Company's banking partners as well as fraud losses associated with the users' use of the debit card and ACH transfers.

Software and development costs: Development costs, recorded within the Labor and Contractors line on the Consolidated Statements Of Operations, related to external-use software for sale are expensed as incurred. The Company did reach the technological feasibility requirements in May of 2020, as defined in Accounting Standards Codification ("ASC") 985, *Software – Cost of Software to be Sold, Leased, or Marketed*; however, due to the uncertainty around the useful life and timing of future recovery of the potential assets, management elected to expense all costs related to the development of its core product.

Cash and cash equivalents: Cash and cash equivalents consist of instruments with original maturities of 90 days or less.

Use of estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment: Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in determining depreciation is three years. Repairs and maintenance costs are charged to expense as incurred.

Income taxes: The Company is taxed as a C Corporation. Deferred income taxes are provided on a liability method, whereby, deferred tax assets and deferred tax liabilities are recognized for taxable temporary differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has evaluated its tax positions and has concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company is no longer subject to income tax examinations by the U.S. federal or state authorities for years before 2018.

Financial credit risk: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Stock based compensation: The Company currently offers its employees and contractors stock-based equity awards for grants of Common Stock and for stock options. The Company recognizes compensation expense at the fair value of the award on the grant date on a straight-line basis over the vesting period. These expenses are recorded in the Labor and Contractors line on the Consolidated Statements Of Operations.

Reclassifications: Certain 2020 balances have been reclassified to conform with the 2021 presentation.

Note 2.   Revenue

The Company enables its users to perform banking functions with its banking partner (nbkc) through the Envel App offered in public app stores. The Company's revenues are classified into two categories, Interchange Revenue and Interest Revenue. All revenue earned is earned in the United States of America with users in all 50 states. Revenue reported on the Consolidated Statements of Operations is reported net of direct expenses as further described below in accordance with ASC 606-10-55 *Principal versus Agent Considerations.*

Interchange Revenue: The Company earns interchange revenue through its use of the user's debit card which is provided upon successful onboarding through the app. These fees are paid by vendors accepting the debit card in which the Company has entered a revenue share agreement with its banking partner (nbkc). This revenue is matched with direct interchange expenses that are passed through by the banking partner from the card networks. These revenues earned from vendors may have a fixed and variable component and are recognized in the period in which the debit card is used. The variable component is generally a percentage of the value of the payment amount and is known at the time the transaction is processed. Contracts with users are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided. Contracts generally renew automatically without significant material rights. The Company does not have any capitalized contract costs and does not carry any material contract balances. This revenue has a single performance obligation to complete payments through the Company's banking partner and the VISA payment network.

Envel, Inc. and Subsidiary

Notes to the Financial Statements

Interest Revenue: The Company earns interest through a revenue share agreement with its banking partner and its core banking platform which is based on the daily average balance of all deposits held through the Envel platform. This interest is based on a variable interest rate set by the core banking platform and is adjusted monthly. Interest earned is split with the Company's banking platform and paid to the Company in the following month. The Company records this revenue in the month it was earned.

The Company's net revenue for 2021 and 2020 is broken down as follows:

	2021	2020
Gros Interchange Revenue	$ 56,901	$ 111
Gross Interest Revenue	536	2
Interchange Expense	(26,270)	(1,823)
Net Revenue	$ 31,167	$ (1,710)

Note 3.   Property And Equipment

The Company's property and equipment is as follows at December 31:

Description	2021	2020
Computer Equipment	$ 79,055	$ 57,818
Less Accumulated Depreciation	(35,100)	(10,656)
Property & Equipment, net	$ 43,955	$ 47,163

Note 4.   Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of December 31:

	2021	2020
Accounts Payable	$ 392,301	$ 145,026
Banking Partner Accrual	72,848	10,723
Contractor Accrual	43,345	-
Accrued Payroll	10,620	8,122
Credit Card Liability	1,814	1,049
Total	$ 520,928	$ 164,920

Note 5.   **Related Party Transactions**

Aside from debt and equity related transactions, the Company did not identify any related party transactions in 2021 or 2020.

Note 6.   **Income Taxes**

The Company has net operating loss carryforwards of $6,735,855 and $2,440,974, as of December 31, 2021, and 2020, respectively. The Company has a full valuation allowance on the deferred tax assets created primarily by these net operating losses and consequently does not record a deferred tax asset on its Consolidated Balance Sheets. The Company did not generate any income tax in 2020 or 2021 and continues to have a full valuation allowance for the net operating loss carryforwards which begin to expire in 2037 subject to certain limitations in ownership changes.

Note 7.   **Stockholders' Equity**

On December 31, 2020, the Company had 12,000,000 authorized shares of Common Stock, par value $.00001 per share. On July 2, 2021, the Company increased its authorized shares to 22,000,000, consisting of 15,000,0000 shares of Common Stock, par value $.00001 per share, and 7,000,000 shares of Preferred Stock, par value $.01 per share. On September 24, 2021, the Company increased its authorized shares to 23,000,000 consisting of 14,000,000 shares of Voting Common Stock, par value $.00001 per share, 2,000,000 shares of Nonvoting Common Stock, par value $.00001 per share, and 7,000,000 shares of Preferred Stock, $.01 par value per share. At December 31, 2021 and 2020, the Company's issued and outstanding shares of stock were as follows:

Class of Stock	2021	2020
Voting Common Stock	7,154,000	7,154,000
Nonvoting Common Stock	226,060	-
Preferred Stock	5,589,369	-
Total Issued and Outstanding	**12,696,429**	**7,154,000**

Voting Common Stock: Each share of Voting Common Stock has one vote and participates equally in all dividends payable. Upon founding, 6,625,000 shares of Voting Common Stock were issued, however these shares had an automatic repurchase option for nominal value (at par) which is reduced over a four-year period. At December 31, 2021, the Company had 7,154,000 of Voting Common Stock shares issued and outstanding, with 4,688 subject to the repurchase option. In July of 2020, 700,000 of an original founder's Voting Common Stock shares were repurchased by the Company for $175,000 which is to be paid in 9 payments over a 2-year period. At December 31, 2021, the Company had $41,250 remaining on the original founders repurchase agreement.

Envel, Inc. and Subsidiary

Notes to the Financial Statements

Nonvoting Common Stock: Each share of Nonvoting Common Stock participates equally in all dividends but does not have any voting rights.

Preferred Stock: Each share of Preferred Stock votes together with the Common stock on all matters on an as-converted basis and has the following rights:

- Liquidation Preference: Each share has a liquidation preference up to $1.75 per share on all unpaid dividends (if any) and on a transaction treated as a liquidation. Upon liquidation, the Preferred Shareholders will receive up to $1.75 per share first before any Common Shareholders.
- Conversion: Each share of Preferred Stock is convertible into one share of Voting Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
- Voting Rights: Approval of a majority of the Preferred Stock is required to:
  - alter the rights, powers or privileges of the Preferred Stock, in a way that adversely affects the Preferred Stock;
  - issue any new series of capital stock of the Company;
  - increase or decrease the number of directors of the Company;
  - amend the Bylaws of the Company; or
  - liquidate, dissolve, or wind-up the business and affairs of the Company.
- Board Seats: The holders of the Preferred Stock will have the right to elect two members of the Board of Directors.

Note 8.   Convertible Notes Payable

In 2021, the Company raised $1,851,269 through various 2- year convertible notes ("Notes") which accrue 5% interest annually. In 2020, the Company raised $1,975,000 through similar notes. On September 24, 2021, the Company's aggregate gross proceeds from the sale of its Preferred Stock exceeded $1.0 million and the balance of the Notes (principal and interest) of $4,987,012, was converted into 4,152,418 shares of Preferred Stock. As a result, the balance of the Notes at December 31, 2021 was $0. The balance of the Notes at December 31, 2020 $2,980,283. The Company's interest expense related to these notes was $155,655 in 2021 and $94,741 in 2020.

Note 9.   Stock Based Compensation

In 2020, the Company issued stock based awards in the form of Common Stock grants to its employees and contractors for services rendered. These grants have a vesting schedule of 12 to 24 months. The following summarizes the stock based compensation activity over the 2-year period:

Shares Granted and Outstanding at December 31, 2019	1,775,667
Plus Shares Granted	203,333
Shares Outstanding at December 31, 2020	1,979,000
Plus Shares Granted	-
Shares Outstanding at December 31, 2021	**1,979,000**

Notes to the Financial Statements

	2021	2020
Vested stock grants at year end	**1,974,313**	1,801,396
Non-Vested stock grants at year end	**4,687**	177,604
Stock compensation expense	**$128,601**	$179,805
Weighted average grant date fair value of stock grants	**$0.00**	$0.58

The Company's estimated future stock compensation expense is $8,227, which is expected to be recorded over a weighted average vesting period of 2 months. In 2021, the Company began to offer stock options to employees and contractors. In 2021, the Company granted 462,000 options, in December 2021 and compensation expense related to these options were immaterial to the overall financial statements. Most of these options were for 10 years, which vested over a 4-year period.

Note 10.   Risks and Uncertainties

The Company is involved in legal disputes from time to time in the normal course of business. Management does not expect any of these disputes to have a material adverse effect on the Company's financial statements.

The Company has been materially affected by the novel coronavirus ("COVID-19"). The ultimate extent to which the COVID-19 pandemic impacts the Company's business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including, but not limited to, the duration, scope, severity, and geographic spread of the outbreak, its impact on the global economy, actions taken to contain or limit the impact of COVID-19, such as the availability of an effective vaccine or treatment, geographic variation in how countries and states are handling the pandemic, and how quickly and to what extent normal economic and operating conditions may potentially resume.

Note 11.   Subsequent Events

The Company has evaluated whether any subsequent events that require recognition or disclosure in the accompanying consolidated financial statements and notes have taken place through April 22, 2022, the date these consolidated financial statements were available to be issued.

Through March of 2022, the Company continued to issue Preferred Stock at similar terms as described in Note 7 raising an additional $319,001.

On March 8, 2022, the Company amended its Articles of Incorporation authorizing 27,000,000 total shares, consisting of 17,500,000 shares of Voting Common Stock, par value $0.00001 per share, 1,000,000 shares of Nonvoting Common stock, par value $0.00001 per share, and 8,500,000 shares of Preferred Stock, par value $0.01 per share.

On March 14, 2022, the Company launched another Crowdfunding round and has commitments of approximately $199,570 as of the date the Consolidated financial statements were issued.